Exhibit 10.13

Summary Description of

Named Executive Officer Compensation

The current annual salaries of the named executive officers of TETRA Technologies, Inc. (TETRA) have been established by the Management and Compensation Committee (the Committee) of the Board of Directors as follows: Geoffrey M. Hertel ($450,000.00); Stuart M. Brightman ($300,000); Paul D. Coombs ($300,000.00); Gary C. Hanna ($190,000.00); and G. Matt McCarroll ($150,000.00).

In addition to the foregoing and pursuant to the terms of his previously disclosed letter agreement, Mr. Hanna is entitled to receive a quarterly incentive compensation payment, not to exceed $65,000, based upon a percentage of the net production revenues at TETRA’s subsidiary, Maritech Resources, Inc. (Maritech) from sales of its oil and gas during such quarter, net of applicable royalties, production taxes and a base amount. Mr. McCarroll also has a similar oral agreement with Maritech which entitles him to receive, in addition to his annual salary, a quarterly incentive compensation payment, not to exceed $62,500, based upon a percentage of Maritech’s production revenues from its oil and gas during such quarter, net of applicable royalties, production taxes and a base amount.

Each of the named executive officers has entered into an employment agreement in a form substantially identical to the form of agreement executed by all of TETRA’s employees. Each agreement evidences the at-will nature of employment and does not set forth or guarantee the term of employment, salary or other incentives, all of which are entirely at the discretion of the Board of Directors. Each named executive officer is eligible to participate in TETRA’s incentive programs generally available to its executive officers and TETRA’s broad-based benefit programs generally available to its salaried employees, including health, life, disability and other insurance and benefits, 401(k) Plan, Nonqualified Deferred Compensation Plan, and vacation, paid sick leave and other employee benefits.